

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2011

Via E-mail
Warren M. Dillard
President and Chief Executive Officer
Vanguard Energy Corporation
1330 Post Oak Blvd., Suite 1600
Houston, Texas 77056

> **Re:** **Vanguard Energy Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 14, 2011**
> **File No. 333-174194**

Dear Mr. Dillard:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We remind you of comment 4 from our letter dated July 20, 2011. With each amendment, please provide relevant updates to us with respect to the status of your efforts to seek quotation on the OTC Bulletin Board. In that regard, we note your statement in your letter dated June 28, 2011 that you will not request acceleration of the effective date of your registration statement unless you are reasonably assured that your units, common stock and Class A Warrants have been cleared for quotation on the OTC Bulletin Board.

2. We note that in your response to our prior comment seven of our letter dated August 19, 2011 that you stated you complied with our comment. However, we could not find the changes you made. Please tell us exactly where in the document or in Exhibit 99 the changes you made in response to our prior comment seven and prior comments 28 and 29 of our letter dated July 20, 2011.

Use of Proceeds, page 19

3. We note that you indicate in your revised disclosure that 9.1% of your net offering proceeds will be used for working capital and general corporate purposes. Please expand your disclosure to provide necessary detail for each intended use. In that regard, it is not sufficient to indicate only that such proceeds will be used for working capital and general corporate purposes.

Business, page 27

4. We note your disclosure at page 27 that an unrelated third party has the right to purchase any oil produced from any wells drilled on the lease related to your farmout agreement dated May 25, 2011. We also note your disclosure that the price for any oil purchased will be based upon the price posted by the third party, or in the alternative, the market price for oil in the area, after deduction for costs of gathering, storing, dehydrating, treating, processing and transporting the oil. Please revise your disclosure to briefly explain how such price posted by the third party will be determined.

Executive Compensation, page 35

5. Please update your executive compensation disclosure for your fiscal year ended September 30, 2011.

Exhibit 1.1

6. We note your response to comment five from our letter dated August 19, 2011, and your statement that the form of lock-up agreement was filed with the original registration statement as Exhibit 1.1. However, such Exhibit 1.1 was superseded by Exhibit 1.1 as filed with your amendment on August 2, 2011.   Please file a complete copy of the underwriting agreement that includes all exhibits, including the form of lock-up agreement.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: William T. Hart (via e-mail)